SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. ) (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Hickok, Inc.
(Name of Issuer)

Class A Common Stock, $1.00 par value per share
(Title of Class of Securities)

428830103
(CUSIP Number)

Glaubman Rosenberg & Robotti Fund, L.P.
52 Vanderbilt Avenue
New York, New York 10017
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages) (Page 1 of 9 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 428830103	Page 2 of 9 Pages

1.	Names of Reporting Persons.
The Glaubman & Rosenberg Fund LTD
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: New York

Number of	7. Sole Voting Power:	-0-
Shares
Beneficially	8. Shared Voting Power:	-0-
Owned by
Each	9. Sole Dispositive Power:	-0-
Reporting
Person With	10. Shared Dispositive Power:	-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): -0-

14.	Type of Reporting Person (See Instructions): CO

Schedule 13D
CUSIP No. 428830103	Page 3 of 9 Pages

1.	Names of Reporting Persons.
The Glaubman Rosenberg & Robotti Fund, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds: WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	-0-
Shares
Beneficially	8. Shared Voting Power:	48,917
Owned by
Each	9. Sole Dispositive Power:	-0-
Reporting
Person With	10. Shared Dispositive Power:	48,917

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 48,917

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 6.46%

14.	Type of Reporting Person (See Instructions):PN

Schedule 13D
CUSIP No. 428830103	Page 4 of 9 Pages

1.	Names of Reporting Persons.
Joseph Hain
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	2,885
Shares
Beneficially	8. Shared Voting Power:	48,917
Owned by
Each	9. Sole Dispositive Power:	2,885
Reporting
Person With	10. Shared Dispositive Power:	48,917

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 6.85%

14.	Type of Reporting Person (See Instructions): HC, IN

Schedule 13D
CUSIP No. 428830103	Page 5 of 9 Pages

1.	Names of Reporting Persons.
Kirin Smith
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds: AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	3,385
Shares
Beneficially	8. Shared Voting Power:	48,917
Owned by
Each	9. Sole Dispositive Power:	3,385
Reporting
Person With	10. Shared Dispositive Power:	48,917

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,302

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 6.90%

14.	Type of Reporting Person (See Instructions): HC, IN

SCHEDULE 13D
CUSIP No. 428830103		Page 6 of 9 Pages

Item 1.	Security and Issuer
                  This Statement of Beneficial Ownership on Schedule 13D (this "Statement"), relates to shares of the Class A Common Stock, $1.00 par value per share (the "Common Stock"), of Hickok, Inc. (the "Issuer").  The address of the Issuer's principal executive offices is 10514 Dupont Avenue, Cleveland, Ohio 44108.

Item 2.	Identity and Background

(a), (b),(c) and (f).  This Statement is filed on behalf of Glaubman and Rosenberg Fund, LTD, (“GRF”), Glaubman Rosenberg & Robotti Fund, L.P. (“GRR”), Joseph Hain (“Hain”) and Kirin Smith (“Smith,” and together with GRF, GRR and Hain are the "Reporting Persons").

GRF is a private New York corporation engaged in the purchase and sale of securities for its own account. Each of Hain and Smith are officers and directors of GRF. The principal business address of GRF is 650 Laurelton Boulevard, Long Beach, New York 11561.

Hain is a United States citizen whose principal occupation is serving as an account executive for Robotti & Company, LLC (“Robotti & Company”). Robotti and Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended. Hain is also a managing member of Glaubman & Rosenberg Partners, LLC, a private Delaware limited liability company (“GR Partners”) and a managing member of Glaubman & Rosenberg Advisors, LLC, a private Delaware limited liability company (“GR Advisors”). GR Partners is the general partner of GRR, a private Delaware limited partnership and GR Advisors is the investment manager of GRR Fund. GRR Fund is engaged in the purchase and sale of securities for its own account. The address where Hain’s principal occupation is conducted, and the principal address of GR Partners, GR Advisors and GRR Fund, is 52 Vanderbilt Avenue, New York, New York 10017.

Smith is a United States citizen whose principal occupation is serving as an account executive of Robotti & Company. Smith is also a managing member of GR Partners and a managing member of GR Advisors. The address where Smith’s principal occupation is conducted is 52 Vanderbilt Avenue, New York, New York 10017.

(d) and (e).  None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 47,217 shares of the Common Stock held by GRR is $229,002 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by GRR were paid for using its working capital. The aggregate purchase price of the 2,885 shares of the Common Stock held by Hain is $13,992 (including brokerage fees and expenses). The aggregate purchase price of the 3,385 shares of the Common Stock held by Smith is $16,417 (including brokerage fees and expenses).

SCHEDULE 13D
CUSIP No. 428830103	Page 7 of 9 Pages

Item 4.	Purpose of Transaction

                (a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

                The Reporting Persons may acquire additional shares of the Common Stock, dispose of all or some of these shares of Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

                 Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such other actions as the Reporting Persons, or any of them, may determine.

                Presently, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of March 31, 2006 the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Hain (1) (2)	51,802	2,885	51,802	6.85%
Smith (1) (2)	52,302	3,385	52,302	6.90%
GRR (1) (2)	48,917	-0-	48,917	6.46%
GRF (1) (2)	-0-	-0-	-0-	-0-

SCHEDULE 13D
CUSIP No. 428830103	Page 8 of 9 Pages

(c)	The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All such transactions were made in the open market.

(d)
No Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of April 17, 2006 (the “Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits

                   The following documents is filed herewith:

1.  Joint Filing Agreement, dated April 17, 2006, by and among Joseph Hain, Kirin Smith, The Glaubman & Rosenberg Fund LTD, and The Glaubman Rosenberg & Robotti Fund, L.P.

SCHEDULE 13D
CUSIP No. 428830103	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 17, 2006

/s/ Joseph Hain
Joseph Hain

/s/ Kirin Smith
Name: Kirin Smith

The Glaubman & Rosenberg Fund LTD

By:	/s/ Kirin Smith
Name: Kirin Smith
Title: President

The Glaubman Rosenberg & Robotti Fund, L.P.

By:	/s/ Joseph Hain
Name: Joseph Hain
Title: Managing Member of Glaubman & Rosenberg Partners, LLC, General Partner

SCHEDULE 13D
CUSIP No. 428830103	Page 1 of 1 Pages

Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Schedule 13D filed herewith and any amendments filed thereto, relating to the Class A Common Stock of Hickok, Inc., with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each party.

Date:	April 17, 2006

/s/ Joseph Hain
Joseph Hain

/s/ Kirin Smith
Kirin Smith

The Glaubman & Rosenberg Fund LTD

By:	/s/ Kirin Smith
Name: Kirin Smith
Title: President

The Glaubman Rosenberg & Robotti Fund, L.P.

By:	/s/ Joseph Hain
Name: Joseph Hain
Title: Managing Member of Glaubman & Rosenberg Partners, LLC, General Partner